UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resolution for Acquisition of Treasury Shares

On February 7, 2023, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to acquire treasury shares within the profits available for dividends. The details are as follows:

Type and Number of Shares to be Acquired	Common Shares	5,385,996 shares
	Other Shares	—
Estimated Amount of Shares to be Acquired		KRW 300,000,000,000
Scheduled Acquisition Period	From	February 8, 2023
	To	May 7, 2023
Purpose of Acquisition		Cancellation of Shares
Method of Acquisition		Purchase on the stock exchange (KRX)
Entrusted Brokerage Company		KB Securities Co., Ltd.
Number of Treasury Shares owned as of February 7, 2023		19,262,733 shares (4.71%)
Date of Resolution by the Board of Directors		February 7, 2023 • Number of non-executive directors in attendance: 7 (out of 7)
Buying Order Limit per Day		538,600 common shares
Other Material Information for an Investment Decision

•  The above “Type and Number of Shares to be Acquired” and “Estimated Amount of Shares to be Acquired” are calculated based on the closing price of common shares of KB Financial Group as of February 6, 2023 (one day prior to the date of the resolution of the board of directors). The actual number of shares to be acquired is subject to change depending on fluctuations in share price.

•  The above “Buying Order Limit per Day” is calculated as below pursuant to Article 5-5 of the Regulation on Securities Issuance and Disclosures:

 Minimum of [Maximum of ① and ②] and ③

①  10 % of the number of treasury shares to be acquired reported by this announcement: 538,600 shares.

②  25% of the daily average trading volume for the last one-month period prior to the resolution of the board of directors: 431,524 shares.

③  1% of the total number of shares issued and outstanding: 4,088,971 common shares.

Limitation on the acquisition amount of treasury shares as of February 7, 2023:

(Unit: KRW)

Items	Amount
1. Upper limit of profits available for dividends as of the end of the previous fiscal year in accordance with the Korean Commercial Code	2,752,245,294,837
2. Amount of treasury shares acquired since the end of the previous fiscal year	—
3. Dividends and related earnings surplus reserves resolved at the annual general shareholders’ meeting held after the end of the previous fiscal year	564,969,785,750
4. Quarterly/interim dividends and related earnings surplus reserves resolved at the meeting of the board of directors after the end of the previous fiscal year	—
5. Contract amount for the trust agreement	—
6. Acquisition cost of the treasury shares if disposed after the end of the previous fiscal year (based on the moving average method applied to the acquisition cost)	—
Limitation on the acquisition amount of treasury shares (1-2-3-4-5+6)	2,187,275,509,087

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 7, 2023	By: /s/ Scott Y. H. Seo
(Signature)

Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer